Exhibit 19.1

April 10, 2025

IMAC HOLDINGS, INC.

INSIDER TRADING POLICY

This document sets forth the Insider Trading Policy (“Policy”) regarding trading in the stock and other securities of IMAC Holdings, Inc. (the “Company”) and, where applicable, the disclosure of such transactions. All references to the “Company” in the document include any subsidiaries of IMAC Holdings, Inc.

Applicability

This Policy applies to all officers and employees of the Company, all members of the Company’s Board of Directors, and any consultants, advisors and contractors to the Company that the Company designates, as well as members of the immediate families and households of these persons. The Policy also applies to family trusts, corporations or partnerships (or similar entities) influenced or controlled by or benefiting individuals subject to the Policy.

General Statement

Nonpublic information relating to the Company or its business is the property of the Company. The Company prohibits the unauthorized disclosure of any such nonpublic information acquired in the work-place or otherwise as a result of an individual’s employment or other relationship with the Company, as well as the misuse of any material nonpublic information about the Company or its business in securities trading. Each individual is responsible for making sure that he or she complies with this Policy, and that any family member, household member or entity whose transactions are subject to this Policy, as discussed below, also complies with this Policy.

Insider Trading Compliance Officer

The Company has designated the Chief Financial Officer as its current Insider Trading Compliance Officer (the “Compliance Officer”). Please direct your questions as to any of the matters discussed in this Policy to Chief Financial Officer, 3401 Mallory Lane, Suite 100, Franklin, Tennessee, 37027, telephone: (303) 898-5896, Email: sgardzina@imacholdings.com.

General Policies

The following are the general rules of the Company’s Insider Trading Policy that apply to all Company officers, employees, directors and consultants. It is very important that you understand and follow these rules. If you violate them, you may be subject to disciplinary action by the Company (including termination of your employment for cause). You could also be in violation of applicable securities laws (and subject to civil and criminal penalties, including fines and imprisonment). Note that it is your individual responsibility to comply with the laws against insider trading. This Policy is intended to assist you in complying with these laws, but you must always exercise appropriate judgment in connection with any trade in the Company’s stock. Any action on the part of the Company, the Compliance Officer or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate and individual from liability under securities law. For purposes of this policy, a “trade” or “transaction” includes any purchase, sale, gift, or similar exchange.

The terms “Immediate Family,” “Material Information” and “Nonpublic Information” are defined below.

Officers, directors and other personnel designated by the Company from time to time are subject to certain additional policies and restrictions. See “Additional Policies and Restrictions Applicable to Officers, Directors and Others Specified by the Company” beginning on page 8. The terms “black-out period” and “trading window” are defined in the Additional Policies section.

1. Don’t trade while in possession of material nonpublic information. From time to time you may come into possession of material nonpublic information as a result of your relationship with the Company. You may not buy, sell or trade in any stock of the Company or other securities involving the Company’s stock at any time while you possess material nonpublic information concerning the Company (whether during a “black-out period,” if applicable, or at any other time). You must wait to trade until newly released material information has been public for at least two full trading days (a trading day is a day on which the Nasdaq Capital Market, or another exchange which becomes the primary exchange on which the Company’s Common Stock is traded (the “Stock Exchange”), is open). See the definitions of Material Information and Nonpublic Information below.

2. Pre-clear trades involving Company stock. If you are unsure about whether information you possess would qualify as material nonpublic information and whether you therefore should refrain from trading in the Company’s stock, you should pre-clear any transactions involving Company stock that you intend to engage in with the Compliance Officer.

3. Don’t give nonpublic information to others. Don’t give nonpublic information concerning the Company (commonly referred to as “tipping”) to any other person, including family members, and don’t make recommendations or express opinions about trading in the Company’s stock under any circumstances.

4. Don’t discuss Company information with the press, analysts or other persons outside of the Company. Announcements of Company information is regulated by Company policy (separate from this Policy) and may only be made by persons specifically authorized by the Company to make such announcements. Laws and regulations govern the nature and timing of such announcements to outsiders or the public and unauthorized disclosure could result in substantial liability for you, the Company and its management. If you receive inquiries by any third party about Company information, you should notify the Compliance Officer or the Company’s President and Chief Executive Officer or Chief Financial Officer immediately.

5. Don’t participate in Internet “chat rooms” in which the Company is discussed. You may not participate in on-line dialogues (or similar activities) involving the Company, its business or its stock.

2

6. Don’t use nonpublic information to trade in other companies’ stock. Don’t trade in the stock of the Company’s customers, vendors, suppliers or other business partners when you have nonpublic information concerning the Company or these business partners that you obtained in the course of your relationship with the Company and that would give you an advantage in trading.

7. Don’t engage in speculative transactions involving the Company’s stock. Don’t engage in any transactions that suggest you are speculating in the Company’s stock (that is, that you are trying to profit in short-term movements, either increases or decreases, in the stock price). You may not engage in any short sale, “sale against the box” or any equivalent transaction involving the Company’s stock (or the stock of any of the Company’s business partners in any of the situations described above). A short sale involves selling shares that you do not own at a specified price with the expectation that the price will go down so you can buy the shares at a lower price before you have to deliver them. A sale against the box is a sale of securities which are owned but are not delivered within 20 days or deposited in the mail for delivery within 5 days after the sale. A sale against the box has the same effect as a short sale.

Note that many hedging transactions, such as “cashless” collars, forward sales, equity swaps and other similar or related arrangements may indirectly involve a short sale. The Company discourages you from engaging in such transactions and requires that any such transaction be carefully reviewed by the Compliance Officer prior to the time you enter into it. The Compliance Officer will assess the proposed transaction and, in light of the facts and circumstances, make a determination as to whether the proposed transaction may be completed or would violate this Policy.

8. Make sure your family members and persons controlling family trusts (and similar entities) do not violate this Policy. For purposes of this Policy, any transactions involving Company stock in which members of your immediate family engage, or by family trusts, partnerships, foundations and similar entities over which you or members of your immediate family have control, or whose assets are held for the benefit of you or your immediate family, are the same as transactions by you. You are responsible for making sure that such persons and entities do not engage in any transaction that would violate this Policy if you engaged in the transaction directly.

(Certain family trusts and other entities of this type having an independent, professional trustee who makes investment decisions on behalf of the entity, and with whom you do not share Company information, may be eligible for an exemption from this rule. Please contact the Compliance Officer if you have questions regarding this exception. You should assume that this exception is not available unless you have first obtained the approval of the Compliance Officer.)

3

Exceptions to the General Policies

The following exceptions to the general insider trading policies apply:

1. Exceptions for Purchases Under Equity Incentive Plan

The exercise (without a sale of underlying common stock) of stock options or stock appreciation rights under the Company’s equity incentive plan is exempt from this Policy, since the other party to the transaction is the Company itself and the price does not vary with the market but is fixed by the terms of the option agreement or the plan. Similarly, the receipt of restricted stock or restricted stock units, or performance stock units, under the Company’s equity incentive plan is also exempt from this Policy.

But, any subsequent sale of shares acquired under a Company stock plan is subject to this Policy.

2. Exceptions for Blind Trusts and Pre-Arranged Trading Programs

Rule 10b5-1(c) of the Securities Exchange Act of 1934 provides an affirmative defense against insider trading liability under federal securities laws for a transaction completed pursuant to “blind trusts” (generally, trusts or other arrangements in which investment control has been completely delegated to a third party, such as an institutional or professional trustee) or pursuant to a written plan, known as a pre-arranged trading program, entered into in good faith at a time when the insider was not aware of material nonpublic information, even though the transaction in question may occur at a time when the person is aware of material nonpublic information. Such pre-arranged trading programs must provide specific instructions as to amount, price and timing for the purchase of sale of Company securities and must comply with the applicable “cooling-off” period before trades can begin under the plan. The Company may, in appropriate circumstances, permit transactions pursuant to a blind trust or a pre-arranged trading program that complies with Rule 10b5-1 to take place during periods in which the individual entering into the transaction may have material nonpublic information or during black-out periods.

If you wish to enter into a blind trust arrangement or a pre-arranged trading program, you must notify the Compliance Officer. All pre-arranged trading programs, and any modifications and terminations of a previously approved pre-arranged trading program, must be reviewed and pre-approved by the Compliance Officer. The Company reserves the right to bar any transactions in Company stock, even those pursuant to arrangements previously approved, if the Company determines that such a bar is in the best interests of the Company.

3. Transactions Not Involving a Purchase or Sale

Transactions in mutual funds that are invested in Company securities are not transactions subject to this Policy.

4

Application of Policy After Employment Terminates

If your employment terminates at a time when you have or think you may have material nonpublic information about the Company or its business partners, the prohibition on trading on such information continues until such information is absorbed by the market following public announcement of it by the Company or another authorized party, or until such time as the information is no longer material. If you have questions as to whether you possess material nonpublic information after you have left the employment of the Company, you should direct questions to the Compliance Officer.

Potential Criminal and Civil Liability and/or Disciplinary Action

The penalties for “insider trading” include civil fines of up to three times the profit gained or loss avoided, and significant criminal fines and imprisonment. You can also be liable for improper transactions by any person to whom you have disclosed nonpublic information or made recommendations on the basis of such information as to trading in the Company’s securities (“tippee liability”). The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the Financial Industry Regulatory Authority (FINRA) use sophisticated electronic surveillance techniques to uncover insider trading. The SEC can also seek substantial civil penalties from any person who, at the time of an insider trading violation, “directly or indirectly controlled the person who committed such violation,” which would apply to the Company and/or management and supervisory personnel. These control persons may be held liable for up to the greater of $1 million or three times the amount of the profits gained or losses avoided. Even for violations that result in a small or no profit, the SEC can seek penalties from a company and/or its management and supervisory personnel as control persons. Employees of the Company who violate this Policy shall also be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company’s equity incentive plans or termination of employment for cause.

Definitions used in this Policy

1. Immediate Family. The following persons are considered members of your “immediate family”: your spouse, parents, grandparents, children, grandchildren and siblings, including any such relationship that arises through marriage or by adoption. It also includes members of your household, whether or not they are related to you.

2. Material Information. It is not possible to define all categories of “material” information, but information should be regarded as material if it is likely that it would be considered important to an investor in making an investment decision regarding purchase or sale of the Company’s stock.

While it may be difficult to determine whether particular information is material or not, there are some categories of information that are particularly sensitive and that should almost always be considered material. Information dealing with the following subjects is reasonably likely to be found material in particular situations:

(i)	financial results and projections (including the Company’s own expectations regarding its future financial results or how they differ from analysts’ expectations);

(ii)	significant changes in the Company’s prospects;

5

(iii)	significant write-downs in assets or increases in reserves;

(iv)	developments regarding significant litigation or government agency investigations;

(v)	liquidity problems;

(vi)	changes in earnings estimates or unusual gains or losses in major operations;

(vii)	major changes in management;

(viii)	changes in dividends;

(ix)	extraordinary borrowings;

(x)	award or loss of a significant contract;

(xi)	changes in debt ratings;

(xii)	proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements, or purchases or sales of substantial assets;

(xiii)	gain or loss of a major customer or supplier;

(xiv)	major problems or successes of the business

(xv)	a change in the Company’s accountants or accounting policies;

(xvi)	offerings of Company securities;

(xvii)	pending statistical reports (such as, consumer price index, money supply and retail figures, or interest rate developments);

(xviii)	stock splits;

(xix)	Company share repurchases;

(xx)	significant business trends and metrics; and

(xxi)	significant developments in products or services.

Either positive or negative information may be material. Material Information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or introduction of a new product, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company’s operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular nonpublic information is material, you should presume it is material. If you have any questions regarding whether information you possess is material or not, you should contact the Compliance Officer before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates.

3. Nonpublic Information. Information about the Company is considered to be “nonpublic” if it is known within the Company but not yet disclosed to the general public. The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. The Company generally discloses information to the public either via press release or in the regular quarterly and annual reports, and current reports, that the Company is required to file with the SEC. Information is considered “public” only after it has been publicly available, through press release or otherwise, for at least two full trading days. If you have any questions regarding whether any information you possess is nonpublic or has been publicly disclosed, you should contact the Compliance Officer or assume that information is nonpublic and treat it as confidential.

Questions

Please direct questions you have regarding this Policy and any transactions in Company securities to the Compliance Officer.

6

Additional Policies and Restrictions

The following additional policies and restrictions (the “Additional Policies”) also apply to Company officers, employees, directors and consultants. If you violate these rules, you may be subject to disciplinary action by the Company (including termination of your employment for cause). In addition, you could be in violation of applicable securities laws (and subject to civil and criminal penalties, including fines and imprisonment). Note that it is your individual responsibility to comply with the laws against insider trading. This Policy is intended to assist you in complying with these laws, but you must always exercise appropriate judgment in connection with any trade in the Company’s stock.

The terms “Immediate Family,” “Material Information” and “Nonpublic Information” were defined above. The terms “black-out period” and “trading window” are defined at the end of this Additional Policies section.

1. Don’t trade during black-out periods. The Company prohibits all executive officers, members of the Board of Directors, and certain other officers, employees and consultants designated by the Company from trading during black-out periods (whether regularly scheduled black-out periods, or special black-out periods implemented from time to time). It is your responsibility to know when the Company’s regularly quarterly black-out periods begin (you will be notified when they end). If you are informed that the Company has implemented a special black-out period, you may not disclose the fact that trading has been suspended to anyone, including other Company employees (who may themselves not be subject to the black-out), family members (other than those subject to this Policy who would be prohibited from trading because you are), friends or brokers. You should treat the imposition of a special black-out period as material nonpublic information.

Remember to cancel any “limit” orders or other pending trading orders you have in place during a black-out period (unless the orders were made pursuant to an approved Rule 10b5-1(c) trading program).

7

2. You must pre-clear all trades involving the Company’s stock. All executive officers, members of the Board of Directors, and certain other officers, employees and consultants designated by the Company, must refrain from trading in the Company’s stock, even during an open trading window, unless they first comply with the Company’s pre-clearance procedures. To pre-clear a transaction, you must get the approval of the Compliance Officer before you enter into the transaction. In pre-clearing a trade, and in addition to reviewing the subsistence of the proposed trade, the Compliance Officer may consider whether it will be possible for both the individual and the Company to comply with any applicable public reporting requirements. You should contact the Compliance Officer at least 3 days before you intend to engage in any transaction to allow enough time for pre-clearance procedures. Pre-clearance of a proposed transaction is effective from the time the Compliance Officer grants the pre-clearance through the end of the second full trading day following such grant, unless the Compliance Officer specifies otherwise. Even if the trading window is open and you have been granted pre-clearance for a transaction, if you are or become aware of material nonpublic information, you many not engage in any transaction.

You are required to pre-clear all transactions involving Company stock if you are listed on Schedule 1 to this Policy. If you are added to the list of persons subject to the Company’s mandatory pre-clearance policy, you will be notified by the Compliance Officer.

3. Don’t engage in hedging or derivative transactions involving Company stock. If you are listed on Schedule 1, you may not engage in hedging or derivative transactions, such as “cashless” collars, forward contracts, equity swaps or other similar or related transactions.

4. Observe the Section 16 liability rules applicable to officers and Board members and 10% stockholders. Certain officers of the Company, members of the Company’s Board of Directors and 10% stockholders must also conduct their transactions in Company stock in a manner designed to comply with the “short-swing” trading rules of Section 16(b) of the Securities Exchange Act of 1934. The practical effect of these provisions is that officers and directors who purchase and sell, or sell and purchase, Company securities within a six-month period must disgorge all profits to the Company whether or not they had any nonpublic information at the time of the transactions.

If you are subject to Section 16, you will be notified as designated from time to time by the Company.

5. Comply with public securities law reporting requirements. Federal securities laws require that officers, directors, large stockholders and affiliates of the Company publicly report transactions in Company stock (on Forms 3, 4 and 5 under Section 16, Form 144 with respect to restricted and control securities, and, in certain cases, Schedules 13D and 13G). The due date for Section 16 insiders to file Forms 4 is two business days after the transaction has been executed. Accordingly, if a transaction occurs on Monday, the Section 16 report must be filed on Wednesday. The Company takes these reporting requirements very seriously and requires that all persons subject to public reporting of Company stock transactions adhere to the rules applicable to these forms. Where issues arise as to whether reporting is technically required (particularly issues that turn on facts specific to the transaction and the individuals involved, or on unsettled issues of law), the Company encourages its insiders to choose to comply with the spirit and not the letter of the law – in other words, to err on the side of fully and promptly reporting the transaction even if not technically required to do so.

In addition, where the Company is required to report transactions by individuals, the Company expects full and timely cooperation by the individual. Such individuals are required to submit to the Compliance Officer a copy of any trade order or confirmation relating to the purchase or sale of Company securities, or information regarding any gift of Company securities, within one business day of any such transaction, including transactions pursuant to a pre-arranged trading program, in order to enable the Company to ensure that all such trades are properly reported to the SEC.

8

6. Comply with requirements during the Post-Termination Period. If an individual is in possession of material nonpublic information when his or her service terminates, that individual may not trade in Company Securities until that information has become public or is no longer material. In some circumstances, Section 16 reporting obligations may continue for up to six months following departure from the Company. Therefore, directors and officers subject to Section 16 should continue to notify the Company of any trades during such time.

Exceptions for Emergency, Hardship or Other Special Circumstances.

In order to respond to emergency, hardship or other special circumstances, exceptions to the prohibition against trading during black-out periods will require the approval of the Compliance Officer and the President or Chief Executive Officer.

Application of Black-Out Policy After Employment Terminates

If you are subject to the black-out periods imposed by this Policy and your employment terminates during a black-out period (or if you otherwise leave while in possession of material nonpublic information), you will continue to be subject to the Policy, and specifically to the ongoing prohibition against trading, until the black-out period ends (or otherwise until the close of the second full trading day following public announcement of the material nonpublic information).

Definitions

1. Black-Out Period. From the end of each fiscal quarter and until public disclosure of the financial results for that quarter, persons subject to this Policy may possess material nonpublic information about the expected financial results for the quarter. Even if you don’t actually possess any such information, any trades by you during that period may give the appearance that you are trading on inside information. Accordingly, the Company has designated a regularly scheduled quarterly “black-out period” on trading beginning with the first day after the end of a fiscal quarter  and ending at the close of the second full trading day (day on which the Stock Exchange is open) after disclosure of the quarter’s financial results.

In addition to the regularly-scheduled black-out periods, the Company may from time to time designate other periods of time as a special black-out period (for example, if there is some development with the Company’s business that merits a suspension of trading by Company personnel). The Company may not widely announce the commencement of a special black-out period, as that information can itself be sensitive information. For this reason, it is extremely important that you adhere to the pre-clearance procedures outlined in this Policy to ensure that you do not trade during any special black-out period.

2. Trading Window. The period outside a black-out period is referred to as the “trading window.” Trading windows that occur between the regularly-scheduled quarterly black-out periods can be “closed” by the imposition of a special black-out period if there are developments meriting a suspension of trading by Company personnel.

9

INSIDER TRADING POLICY

ACKNOWLEDGMENT

I certify that I have read, understand and agree to comply with the IMAC Holdings, Inc. Insider Trading Policy. I agree that I will be subject to sanctions imposed by the Company, in its discretion, for violation of the Policy, and that the Company may give stop-transfer and other instructions to the Company’s transfer agent against the transfer of Company securities as necessary to ensure compliance with the Policy. I acknowledge that one of the sanctions to which I may be subject as a result of violating the Company’s policy is termination of my employment including termination for cause.

Date:	Signature:

Printed Name:

10